From:	Stewart.Gregg@allianzlife.com
To:	Samuel, Sally;
cc:	Cheryl.Graff@allianzlife.com;
Subject:	94 Industry Comment Letter and 22c-1 Release
Date:	Thursday, August 05, 2010 12:01:34 PM
Attachments:	4476600_1.DOC
	DOC001.PDF

Ms. Samuel,

This note is to respond to the voice mail that you left yesterday regarding a comment you had made on an Allianz registration statement.

Your comment questioned whether prospectus disclosure should be changed to say that applications and monies are deemed received when received by an Allianz agent, rather than when received from the agent by the Company. My response was that I believed the Commission had taken the position that so long as an app or money are forwarded by an agent reasonably promptly, the app or money are deemed received when received by the insurance company. In your voice mail, you asked me to provide authority for my position.

The authority is old and difficult to obtain, so I am attaching it.

The adopting release to Rule 22c-1, IC-14756 (October 15, 1985) states that one commenter had recommended that the Rule state "that an order to purchase a variable annuity is deemed received when it arrives at the administrative offices of the insurance company, not when a representative or agent of the insurance company receives that application." The Commission stated that this was not necessary, as "Virtually all companies currently provide in the contract and disclose in the prospectus when communications and payments are deemed received, e.g., 'at our principal administrative office before _____ p.m.' Thus in most cases, receipt at an administrative office is the pertinent event."

Similarly, in the staff's Industry Comment Letter dated October 21, 1994, Item 10, the staff states "The Division generally has permitted purchase orders to be deemed effective when they are received at the home office of the insurance company, provided that this practice is disclosed in the prospectus...." The Item goes on to say that the agent must forward the app or cash "promptly", which means within 5 days absent exigent circumstances.

Note that Section 2 of the standard form of Allianz selling agreement requires all apps and cash to be forwarded "promptly", and in accordance with applicable law.

Please let me know if you have any further questions.

Stewart Gregg
Managing Senior Securities Counsel

stewart.gregg@allianzlife.com
d: 763.765.2913
800.950.5872 x32913

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. Financial solutions from A - Z.

(See attached file: 4476600_1.DOC)(See attached file: DOC001.PDF)

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